ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 19 MAY 2011	OTCBB Code: OBTMY

ORBITAL ACQUIRES SPRINT GAS STAKE

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Orbital to acquire 55% of LPG fuel systems aftermarket distributor, Sprint Gas.

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$2.2 million investment by Orbital, including $0.2 million loan.

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Targeted earnings per share positive in full year one.

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Synergies with Orbital’s recently developed Liquid LPG aftermarket business.

PERTH, AUSTRALIA – 19 May 2011 – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”), is pleased to announce its investment in the LPG aftermarket business of Sprint Gas (Aust) Pty Ltd. This will be effected by Orbital’s acquisition of 55% of the shares of a newly formed company which will acquire the business assets of Sprint Gas including all brands, intellectual property, contracts and other tangible assets.

The Sprint Gas business was founded in 1978 by the Boemo family who will continue to own 45% of the business as a co-investor with Orbital, with appropriate put and call options between the shareholders.

In summary, the Sprint Gas business:

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Imports, assembles and distributes automotive LPG and CNG conversion kits in the Australian LPG aftermarket;

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Is one of the largest distributors in the Australian LPG aftermarket with forecast sales of approximately $7 million in the year ending 30 June 2011;

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Distributes OMVL SpA, AEB Srl, Tomasetto Achille Srl product, all manufactured in Italy, and Linh Gas Cylinders from Thailand;

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Has distribution centres in Victoria, Queensland and Western Australia; and

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Has over 30 years’ experience in the LPG systems supply business.

Orbital currently supplies its next generation Liquid Phase Injection (Lpi) LPG fuel system components to Ford Australia for the new range of EcoLPi Falcons that will go on sale from mid 2011. Orbital has also developed a range of Lpi LPG kits for the Australian after OE & retrofit markets; the branding for this product line is “Liquid”. Customers of Orbital’s Liquid systems include Holden Special Vehicles (HSV), Aerial Cabs in Canberra, fleet operators and private users. This best in class product will compliment the extensive range of high performing and high quality systems currently distributed through the Sprint Gas customer network.

Under the terms of the acquisition agreement, Orbital will make an equity investment of $2.0 million in a newly formed entity, which will be assigned the Sprint Gas brand names, all IP and other contracts of the business as well as tangible assets. The transaction contemplates total business assets of $3.6 million, including debtors and creditors; a small component of goodwill will also be assumed by the newly formed ‘Sprint Gas’. Key management and operating personnel will transfer across to ‘Sprint Gas’ with the business. Subject to satisfaction of normal conditions precedent, transfer of the business is expected to occur prior to 31st May 2011.

Commenting on the acquisition, Orbital’s CEO, Mr Terry Stinson, said, “We are very pleased to be able to expand our LPG aftermarket business. Sprint Gas has been a clear leading player in the Australian LPG aftermarket for many years.  Its product portfolio combined with Orbital’s “Liquid” product, will give the new business a full range of performance and price options to offer to the market.  The acquisition fits well with Orbital’s alternative fuels strategy and also fits with our goal to grow our domestic business”.

Sprint Gas owner Mirella Boemo commented, “We look forward to our partnership with Orbital and are confident that together we will offer our combined customers a great range of products and the best service possible.”

“Sprint Gas is a solid and long standing business; even in the current tough market conditions it is profitable and cash flow positive. Orbital’s strategy of investment in alternative fuel businesses, coupled with the market expansion opportunity offered by Sprint Gas and the market growth potential for LPG from increasing fuel costs, all support the decision to move forward with this acquisition.” added Mr Stinson.

ENDS

CONTACTS	Terry Stinson CEO or Keith Halliwell CFO Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.